Filed Pursuant to Rule 424(b)(2)

File Registration No. 333-110107

PROSPECTUS

MICROSOFT CORPORATION

1,711,280 shares

Common Stock

This prospectus is part of a registration statement that covers 1,711,280 shares of our common stock. These shares may be offered and sold from time to time by certain of our shareholders (the “selling shareholders”). We will not receive any of the proceeds from the sale of the common shares. We will bear the costs relating to the registration of the common shares, which we estimate to be $10,000.

The common shares are traded on the Nasdaq Stock Market under the symbol MSFT. The average of the high and low prices of the common shares as reported on the Nasdaq Stock Market on November 10, 2003 was $26.12 per share of common stock.

An investment in our common stock involves risks. See the section entitled “ risk factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2003.

Special note regarding forward-looking information

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks” and “estimates” and similar expressions identify forward-looking statements. Statements in this prospectus that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as:

•	entry into markets with vigorous competition, market acceptance of new products and services, continued acceptance of existing products and services, changes in licensing programs, product price discounts, delays in product development and related product release schedules, and reliance on sole source suppliers for key components of Xbox that could result in component shortages and delays in product delivery, any of which may cause revenues and income to fall short of anticipated levels;

•	obsolete inventory or product returns by distributors, resellers and retailers;

•	warranty and other claims on hardware products such as Xbox;

•	changes in the rate of PC shipments;

•	technological shifts;

•	the support of third party software developers for new or existing platforms;

•	the availability of competitive products or services such as the Linux operating system at prices below our prices or for no charge;

•	the ability to have access to MSN service distribution channels that are controlled by third parties;

•	the risk of unanticipated increased costs for network services;

•	the continued ability to protect the company’s intellectual property rights;

•	the ability to obtain on acceptable terms the right to incorporate in the company’s products and services technology patented by others;

•	changes in product and service mix;

•	maturing product life cycles;

•	product sale terms and conditions;

•	our ability to efficiently integrate acquired businesses such as Navision a/s;

•	implementation of operating cost structures that align with revenue growth;

•	the financial condition of our customers and vendors;

•	variations in equity compensation expenses under Financial Accounting Standards Board Statement No. 123, which will fluctuate based on factors such as the actual number of stock awards issued and the market value of the awards on the dates of grant;

•	unavailability of insurance;

•	uninsured losses;

•	adverse results in litigation;

•	the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in our operations and security arrangements;

•	continued softness in corporate information technology spending or other changes in general economic conditions that affect demand for computer hardware or software;

•	currency fluctuations;

•	trade sanctions or changes to U.S. tax law resulting from the World Trade Organization decision with respect to the extraterritorial income provisions of U.S. tax law; and

•	financial market volatility or other changes affecting the value of our investments that may result in a reduction in carrying value and recognition of losses including impairment charges.

The company

Microsoft Corporation was founded as a partnership in 1975 and incorporated in 1981. Our mission is to enable people and businesses throughout the world to realize their full potential, and our vision is empowering people through great software—any time, any place, and on any device. We develop, manufacture, license, and support a wide range of software products for a multitude of computing devices. Our software products include scalable operating systems for servers, personal computers (PCs), and intelligent devices; server applications for client/server environments; information worker productivity applications; business solutions applications; and software development tools. We provide consulting services and product support services and we train and certify system integrators and developers. We sell the Xbox video game console, along with games and peripherals. Our online businesses include MSN subscriptions and the MSN network of Internet products and services.

Microsoft also researches and develops advanced technologies for future software products. A significant portion of our focus is on our .NET architecture. Using common industry standards based on Extensible Markup Language (XML), a universal language for describing and exchanging data, our goal is to enable seamless sharing of information across many platforms and programming languages, and over the Internet, with XML Web services. In addition, we have embarked on a long-term initiative called Trustworthy Computing that aims to bring an enhanced level of security, privacy, reliability, and business integrity to computer systems.

Microsoft is organized as a Washington corporation with its principal executive offices located at One Microsoft Way, Redmond, Washington 98052-6399. Our telephone number is (425) 882-8080 and our email address is msft@microsoft.com.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider the following factors carefully before deciding to purchase shares of our common stock. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

You should also review our disclosure under the heading “Special note regarding forward looking information” for additional risks and uncertainties that could cause our actual results to differ materially from those anticipated.

Challenges to our business model may adversely affect our business.

As a result of challenges to our business model, sales of our products may decline, we may have to reduce the prices we charge for our products, and our revenues and operating margins may consequently decline. Since our inception, our business model has been based upon customers agreeing to pay a fee to license software developed and distributed by us. Under this commercial software model, software developers bear the costs of converting original ideas into software products through investments in research and development, offsetting these costs with the revenues received from the distribution of their products. We believe the commercial software model has had substantial benefits for users of software, allowing them to rely on our expertise and the expertise of other software developers that have powerful incentives to develop innovative software that is useful, reliable, and compatible with other software and hardware. In recent years, there has been a growing challenge to the commercial software model, often referred to as the Open Source model. Under the Open Source model, software is produced by loosely associated groups of unpaid programmers, and the resulting software and the intellectual property contained therein is licensed to end users at substantially no cost. The most notable example of Open Source software is the Linux operating system. While we believe that our products provide customers with significant advantages in security and productivity, and generally have a lower total cost of ownership than Open Source software, the popularization of the Open Source model continues to pose a significant challenge to our business model, including recent efforts by proponents of the Open Source model to convince governments worldwide to mandate the use of Open Source software in their purchase and deployment of software products. To the extent the Open Source model gains increasing market acceptance, sales of our products may decline, we may have to reduce the prices we charge for our products, and revenues and operating margins may consequently decline.

Lack of compliance by others with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect our revenue.

We defend our intellectual property rights, but unlicensed copying and use of software and intellectual property rights represents a loss of revenue to us. While this adversely affects U.S. revenue, the impact on revenue from outside the United States is more significant, particularly in countries where laws are less protective of intellectual property rights. Throughout the world, we actively educate consumers about the benefits of licensing genuine products and educate lawmakers about the advantages of a business climate where intellectual property rights are protected. However, continued educational and enforcement efforts may not affect revenue positively and further deterioration in compliance with existing legal protections or reductions in the legal protection for intellectual property rights of software developers could adversely affect revenue.

Claims from others that we infringe their intellectual property rights may adversely affect our operations.

From time to time we receive notices from others claiming we infringe their intellectual property rights. The number of these claims may grow. Responding to these claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop selling or to redesign affected products, or require us to pay damages or to satisfy indemnification commitments with our customers.

We have made and expect to continue making significant expenditures to acquire the use of technology and intellectual property rights, including via cross-licenses of broad patent portfolios.

Our new products, services and technologies may never be profitable.

We have made significant investments in research, development and marketing for new products, services and technologies, including Microsoft .NET, Xbox, business applications, MSN, mobile and wireless technologies, and television. Significant revenue from new product and service investments may not be achieved for a number of years, if at all. Moreover, these products and services may never be profitable, and even if they are profitable, operating margins for these businesses are not expected to be as high as the margins we have historically experienced.

We are subject to a variety of claims and lawsuits and it is possible that one or more of these matters could be resolved in a manner that ultimately would have a material adverse impact on our business, and could negatively impact our revenues, operating margins, and net income.

We are subject to a variety of claims and lawsuits, as described in Note 20—Contingencies of the Notes to Financial Statements included in our Form 10-K for the year ended June 30, 2003 and in other filings we make with the SEC. Adverse outcomes in some or all of the pending cases may result in significant monetary damages or injunctive relief against us. We are also subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. While management currently believes that resolving all of these matters, individually or in aggregate, will not have a material adverse impact on our financial position or our results of operations, the litigation and other claims noted above are subject to inherent uncertainties and management’s view of these matters may change in the future. If an unfavorable final outcome occurs, there exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect becomes reasonably estimable.

Actual or perceived security vulnerabilities in our products could adversely affect our revenues.

Maintaining the security of computers and computer networks is an issue of critical importance for Microsoft and our customers. There are individuals and groups who develop and deploy viruses, worms and other malicious software programs that attack our products. While this is an industry-wide phenomenon that affects computers across all platforms, Microsoft’s customers have been victims of such attacks and will likely continue to be so. Microsoft is devoting significant resources to addressing these critical issues. We are focusing our efforts on engineering more secure products, optimizing security and reliability options and settings when we deliver products, and providing guidance to help our customers make the best use of our products and services to protect against computer viruses and other attacks on their computing environment. In addition, we are working to improve the deployment of software patches to address security vulnerabilities discovered after our products are released. We are also investing in mitigation technologies that secure customers from attacks even when such software patches are not deployed. We are also advising customers on how to help protect themselves from security threats through the use of our online automated security tools, our published security guidance and the deployment of security software such as firewalls, antivirus and other security software. Despite these efforts, actual or perceived security vulnerabilities in our products could lead some customers to seek to return products, to reduce or delay future purchases or to purchase competitive products. Customers may also increase their expenditures on protecting their computer systems from attack, which could delay adoption of new technologies. Any of these actions by customers could adversely affect our revenues.

Our revenue will be adversely affected by declines in demand for software.

If overall market demand for PCs, servers and other computing devices declines significantly, or consumer or corporate spending for such products declines, our revenue will be adversely affected. Additionally, our revenues would be unfavorably impacted if customers reduce their purchases of new software products or upgrades to existing products because new product offerings are not perceived as adding significant new functionality or other value to prospective purchasers. A significant number of customers purchased license agreements providing upgrade rights to specific licensed products prior to the transition to Licensing 6.0 in July 2002. These agreements will expire in 2004 and 2005 and the rate at which such customers renew these contracts could adversely affect future revenues. We are also committing significant investments in the next release of the Windows operating system, codenamed Longhorn. If this system is not perceived as offering significant new functionality or value to prospective purchasers, our revenues and operating margins could be adversely affected.

Significant delays in new product releases or significant problems in creating new products could adversely affect our revenues.

The development of software products is a complex and time-consuming process. New products and enhancements to existing products can require long development and testing periods. Significant delays in new product releases or significant problems in creating new products, particularly any delays in the Longhorn operating system, could adversely affect our revenues.

Economic conditions in our markets may result in reduced product sales and lower revenue growth.

Continued softness in corporate information technology spending or other changes in general economic conditions that affect demand for computer hardware or software could adversely affect our revenues. Terrorist activity and armed conflict pose the additional risk of general economic disruption and could require changes in our international operations and security arrangements, thus increasing our operating costs. These conditions lend additional uncertainty to the timing and budget for technology investment decisions by our customers.

Because of increasing competition in the PC industry, we may experience reduced product sales and lower revenue growth.

We continue to experience intense competition across all markets for our products and services. These competitive pressures may result in decreased sales volumes, price reductions, and/or increased operating costs, such as for marketing and sales incentives, resulting in lower revenues, gross margins and operating income.

The loss of certain tax benefits or assessment of additional taxes could have a significant negative impact on us.

In August 2001, a World Trade Organization (“WTO”) dispute panel determined that the tax provisions of the FSC Repeal and Extraterritorial Income Exclusion Act of 2000 (“ETI”) constitute an export subsidy prohibited by the WTO Agreement on Subsidies and Countervailing Measures. The U.S. government appealed the panel’s decision and lost its appeal. If the ETI provisions are repealed and financially comparable replacement tax legislation is not enacted, the loss of the ETI tax benefit to us could be significant.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, a material effect on our income tax provision and net income in the period or periods for which that determination is made could result.

Our third party and captive insurance arrangements have limits, and the potential liabilities with certain risks we face could exceed our insurance coverage.

In addition to conventional third party insurance arrangements, we have entered into captive insurance arrangements for the purpose of protecting against possible catastrophic impact and other risks not covered by traditional insurance markets. As of June 30, 2003, potential coverage available under captive insurance arrangements was $1.0 billion, subject to deductibles, exclusions, and other restrictions. While we believe these arrangements are an effective way to insure against such risks, the potential liabilities associated with certain risks discussed in this section could exceed the coverage provided by such arrangements.

Other issues and uncertainties may affect our business.

Other issues and uncertainties that could have a negative effect on our business and results of operations include:

•	warranty and other claims for hardware products such as Xbox;

•	the effects of the Consent Decree in U.S. v. Microsoft and Final Judgment in State of New York v. Microsoft on the Windows operating system and server business, including those associated with protocol and other disclosures required by the Decree and Final Judgment and the ability of PC manufacturers to hide end user access to certain new Windows features;

•	the continued availability of third party distribution channels for MSN service and other online services;

•	factors associated with our international operations; and

•	financial market volatility or other changes affecting the value of our investments, such as the Comcast Corporation securities held by us, that may result in a reduction in carrying value and recognition of losses including impairment charges.

Use of proceeds

All net proceeds from the sale of the common shares covered by this prospectus will go to the selling shareholders who offer and sell their shares. We will not receive any proceeds from the sale of the common shares by the selling shareholders.

Selling shareholders and plan of distribution

All of the common shares registered for sale under this prospectus will be owned by the holders (the “selling shareholders”) of exchangeable shares (the “Exchangeable Shares”) of SI Holding LLC, a Nova Scotia limited liability company (“SI Holding”). The Exchangeable Shares were issued in connection with our acquisition of Softimage, Inc. in 1994. At that time, the former shareholders of Softimage received Exchangeable Shares in consideration for the delivery of their Softimage shares to Microsoft. The terms of the Exchangeable Shares currently entitle the holder to receive eight shares of Microsoft common stock (subject to adjustments for stock splits, stock dividends and certain similar transactions) for each Exchangeable Share submitted for redemption or otherwise acquired by SI Holding pursuant to certain call rights or upon liquidation of SI Holding. This prospectus covers the re-sale by the selling shareholders of the shares of Microsoft Common Stock that the selling shareholders receive upon exchange of the Exchangeable Shares.

Microsoft is registering the common shares covered by this prospectus for the selling shareholders. No selling shareholder holds in excess of one percent (1%) of Microsoft’s outstanding common stock. As used in this prospectus, “selling shareholders” includes the pledgees, donees, transferees or others who may later hold the selling shareholders’ interests. Microsoft will pay the costs and fees of registering the common shares, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common shares.

The selling shareholders may sell the common shares in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. In addition, the selling shareholders may sell some or all of their common shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

When selling the common shares, the selling shareholders may enter into hedging transactions. For example, the selling shareholders may:

•	enter into transactions involving short sales of the common shares by broker-dealers;

•	sell common shares short themselves and redeliver such shares to close out their short positions;

•	enter into option or other types of transactions that require the selling shareholder to deliver common shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the common shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. However, the selling shareholders and any broker-dealers involved in the sale or resale of the common shares may qualify as “underwriters” within the meaning of the Section 2(a)(11) of the Securities Act of 1933 (the “1933 Act”). In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the 1933 Act. If the selling shareholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 5(b)(2) of the 1933 Act.

In addition to selling their common shares under this prospectus, the selling shareholders may:

•	agree to indemnify any broker-dealer or agent against certain liabilities related to the selling of the common shares, including liabilities arising under the 1933 Act;

•	transfer their common shares in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer; or

•	sell their common shares under Rule 144 of the 1933 Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

Legal matters

For purposes of this offering, Preston Gates & Ellis LLP, Seattle, Washington, is giving its opinion on the validity of the common shares. As of the date of this prospectus, attorneys in Preston Gates & Ellis LLP who have worked on substantive matters for Microsoft own shares of our common stock.

Experts

The consolidated financial statements of Microsoft incorporated in this prospectus by reference from Microsoft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

•	Government Filings. We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document that we file at the SEC’s Public Reference Room in Washington, D.C. located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s web site at www.sec.gov. Most of our SEC filings are also available to you free of charge at our web site at www.microsoft.com/msft.

•	Stock Market. The common shares are traded as “National Market Securities” on the Nasdaq National Market. Material filed by Microsoft can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	Information Incorporated by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of shares pursuant to this prospectus has been completed:

•	Microsoft’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on September 5, 2003, which contains audited consolidated financial statements for the fiscal year ended June 30, 2003.

•	Microsoft’s Current Report on Form 8-K, filed with the SEC on October 24, 2003, which contains information relating to its financial results for the fiscal quarter ended September 30, 2003.

•	The description of our common stock, which is contained in our registration statement on Form S-3, as amended, dated October 17, 2003, SEC File number 333-108843.

You may request free copies of these filings by writing or telephoning us at the following address:

Investor Relations

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

Toll Free: (800) 285-7772

From outside the United States –(425) 706-4400

Email: msft@microsoft.com

You may also review and/or download free copies of these filings at our website at www.microsoft.com/msft. We are not incorporating the contents of our website into this prospect